January 17, 2007

VIA EDGAR FILING

Securities and Exchange Commission

Division of Corporation Finance

Special Counsel

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel F. Duchovny

Re:	South Street Financial Corp. Schedule 13E-3 and Preliminary Proxy

Statement on Schedule 14A filed December 11, 2006

SEC File Nos.: 005-49027 and 000-21083

Dear Mr. Duchovny:

As requested by your office’s comment letter dated December 22, 2006, I am providing on behalf of South Street Financial Corp. (the “Company”) the following acknowledgements you requested related to the above-referenced filings (the “filings”).

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ R. Ronald Swanner
R. Ronald Swanner
President and CEO